May 23, 2017

Ms. Marianne Dobelbower, Senior Counsel

Mr. Tony Burak, Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Horizons ETF Trust I – Horizons S&P 500 Covered Call ETF Form N-14

Dear Ms. Dobelbower and Mr. Burak:

On May 19, 2017, Horizons ETF Trust I (the "Trust" or "Registrant") filed an amended Registration Statement on Form N-14 in connection with a proposed reorganization. On May 22, 2017 you provided a supplemental oral comment on the amended Registration Statement. Please find below a summary of the comment and the Trust's response as requested, which the Trust has authorized Thompson Hine LLP to make on behalf of the Trust.

Comment 1: As the amended Registration Statement makes reference to the New Fund, on or about page 34, as a successor to the Existing Fund, please confirm that Existing Fund is the accounting survivor for purposes of the Reorganization.

Response: For the avoidance of doubt, the Registrant confirms that the Existing Fund is the accounting survivor.

Should you have any questions concerning this response, please contact me at my office at (202) 973-2727 or my cell phone (202) 302-3366.

Sincerely,

Bibb L. Strench